

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Mehran Ehsan
Chief Executive Officer
Permex Petroleum Corp
2911 Turtle Creek Blvd., Suite 925
Dallas, TX 75219

> **Re: Permex Petroleum Corp**
> **Registration Statement on Form S-1**
> **Filed August 1, 2023**
> **File No. 333-273551**

Dear Mehran Ehsan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 1, 2023

Security Ownership of Certain Beneficial Owners and Management, page 64

1. Provide your analysis as to why your beneficial ownership table does not reflect 1) the 85,083 common shares and 3,072,917 common shares issuable upon exercise of warrants held by Walleye Opportunities Master Fund Ltd and 2) the 121,803 common shares issuable upon exercise of warrants held by Ramnarain Jaigobind. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

<u>Selling Shareholders, page 66</u>

2.   It appears that certain of your selling shareholders will own one percent or more of your common shares after completion of the offering. As such, please include a column in your selling shareholder table reflecting such percentages. Refer to Item 507 of Regulation S-K.

<u>General</u>

3.   Your cover page indicates you are registering up to 302,449 common shares, including 295,282 common shares issuable upon exercise of outstanding warrants. Please clarify whether the remaining 7,167 common shares being registered are part of the 273,410 common shares issued on June 30, 2023 in connection with the Warrant Exercise Program described at page 37.

4.   Please file your Form 10-Q for the period ended June 30, 2023 and update the Incorporation of Certain Information by Reference section accordingly. Refer to Instruction VII.B of Form S-1. In addition, revise to update the Management's Discussion and Analysis of Financial Condition and Results of Operations section and any other required financial disclosure accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Nazia J. Khan